[LETTERHEAD OF CLIFFORD CHANCE US LLP]

September 17, 2009

VIA EDGAR AND OVERNIGHT MAIL

Sonia G. Barros, Esq.

Stacie Gorman, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010 Washington, D.C. 20549

Re:	Apollo Commercial Real Estate Finance, Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed September 17, 2009
File No. 333-160533

Dear Ms. Barros and Ms. Gorman:

On behalf of our client, Apollo Commercial Real Estate Finance, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-11 (File No. 333-160533) (the “Registration Statement”), filed by the Company on July 10, 2009, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to John J. Suydam of ACREFI Management, LLC, dated September 9, 2009.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in your September 9, 2009 comment letter, and is followed by the corresponding response of the Company.

We have provided each of you, Wilson Lee, Cicely Lamothe and Rochelle Plesset, a courtesy copy of this letter and two courtesy copies of Amendment No. 4 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on September 9, 2009. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General Comments

1.	Prior to effectiveness, please provide either a copy of the letter from the Financial Industry Regulatory Authority (“FINRA”) or a telephone call to inform us that FINRA has finished its review and has no additional concerns with respect to the underwriting arrangements.

We confirm that prior to effectiveness, we will either provide a copy of the letter from FINRA or a telephone call to inform the Staff that FINRA has finished its review and has no additional concerns with respect to the underwriting arrangements.

Cover Page

Sonia G. Barros, Esq. Stacie Gorman, Esq. United States Securities and Exchange Commission	September 17, 2009 Page 2

2.	We note that J.P. Morgan Securities Inc., Citigroup Global Markets Inc., and Barclays Capital Inc. are acting as joint book running managers and representatives of the underwriters. We note that you have identified four additional underwriters in this amendment. Please ensure that only the lead or managing underwriter(s) are identified on the prospectus cover page. See Item 501(b)(8) of Regulation S-K.

In response to the Staff’s comment, we confirm that all of the underwriters that appear on the cover page are lead or co-managing underwriters in accordance with Item 501(b)(8) of Regulation S-K and we confirm that we have not included the name of any underwriter in the syndicate that is not a managing underwriter on the cover page.

Exhibit 3.1

3.	We note that you will file the Form of Articles of Amendment and Restatement of Apollo Commercial Real Estate Finance, Inc. Please also file your articles of incorporation as currently in effect in accordance with Item 601(b)(3) of Regulation S-K.

In response to the Staff’s comment, we have filed the Articles of Amendment and Restatement of Apollo Commercial Real Estate Finance, Inc. adopted as of today.

Exhibit 5.1 (Legal Opinion)

4.	We note your response to comment 15 of our letter dated August 31, 2009. In response to our comment, you revised your disclosure to remove the reference to Venable. However, we note that you have not provided a revised legal opinion. Please have counsel provide a revised opinion to address the legality of the securities under Maryland law.

In response to the Staff’s comment, attached hereto as Exhibit 1 is a revised draft of the Clifford Chance US LLP opinion which does not include the reference to Venable.

* * * * * * *

Sonia G. Barros, Esq. Stacie Gorman, Esq. United States Securities and Exchange Commission	September 17, 2009 Page 3

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 4 to the Registration Statement. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8527 or Andrew S. Epstein at 212-878-8332.

Very truly yours,

/S/ JAY L. BERNSTEIN
Jay L. Bernstein

cc:	Securities and Exchange Commission
Wilson Lee
Cicely Lamothe
Rochelle Plesset

ACREFI Management, LLC
John J. Suydam

Latham & Watkins LLP
Raymond Y. Lin
Dennis Lamont

Clifford Chance US LLP
Andrew S. Epstein

Exhibit 1

CC DRAFT OF EXHIBIT 5.1 OPINION

[LETTERHEAD OF CLIFFORD CHANCE US LLP]

[            ], 2009

Apollo Commercial Real Estate Finance, Inc.

c/o Apollo Global Management, LLC

9 West 57th Street, 43rd Floor,

New York, New York 10019

Ladies and Gentlemen:

We have acted as counsel to Apollo Commercial Real Estate Finance, Inc. (the “Company”) in connection with the offer and sale by the Company of shares of its common stock, par value $0.01 per share (the “Common Stock”). The Common Stock is being sold pursuant to the Company’s Registration Statement on Form S-11 (File No. 333-160533) (together with any amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”).

In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents, certificates and other instruments as in our judgment are necessary or appropriate. As to factual matters relevant to the opinion set forth below, we have, with your permission, relied upon certificates of officers of the Company and public officials.

Based on the foregoing, and such other examination of law as we have deemed necessary, we are of the opinion that the Common Stock has been duly and validly authorized and, when issued and sold in the manner contemplated by the prospectus for the offering of shares of Common Stock included in the Registration Statement, such shares of Common Stock will be legally issued, fully paid and non-assessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus, which is a part of the Registration Statement. In giving this consent, we do not concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,